J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

Leerink Partners LLC

One Federal Street, 37th Floor

Boston, MA 02110

June 23, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Mary Beth Breslin

Re:                             Mersana Therapeutics, Inc.

Registration Statement on Form S-1

Registration File No. 333-218412

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Mersana Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Daylight Time, on June 27, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request by telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated June 16, 2017:

(i)                                     Dates of distribution: June 16, 2017 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)                               Number of prospectuses furnished to investors: approximately 2,640

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representative of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC COWEN AND COMPANY, LLC LEERINK PARTNERS LLC

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Executive Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ John Civitarese
	Name:	John Civitarese
	Title:	Managing Director